KOSHER TABLE, INC
Profit & Loss
January 1 through May 22, 2024

	Jan 1 - May 22, 24
Ordinary Income/Expense	
Income	
Revenue	
Bakery-Challah Retail	110,673.99
Bakery Challah-Institutions	199,241.97
Bakery Challah-Local Market	4,594.85
Bakery Challah-Wholesale	16,725.25
Catering	24,228.05
Delivery Income	875.00
Pastry Wholesale	6,125.40
Tablet Sales-UBER,Doordash,Grub	
DOORDASH	2,021.98
GRUBHUB	1,126.16
UBER EAT	3,121.63
Tablet Sales-UBER,Doordash,Grub - Other	8,943.34
Total Tablet Sales-UBER,Doordash,Grub	15,213.11
Revenue - Other	59.23
Total Revenue	377,736.85
Total Income	377,736.85
Cost of Goods Sold	
Cost of Goods Sold	
Bakery	157,716.91
Catering Expense	43,377.17
Ingredients- Produce	3,477.45
Ingredients-Dry Goods	23,425.09
Ingredients-Raw Grains	23,404.44
Kosher Supervision	2,400.00
Packaging	15,193.57
Total Cost of Goods Sold	268,994.63
Total COGS	268,994.63
Gross Profit	108,742.22
Expense	
Advertising & Marketing	330.67
Automobile Expense	
Parking	46.00
Automobile Expense - Other	3,864.59
Total Automobile Expense	3,910.59
Bad Debt	-10.40
Bakery Supplies	517.04
Bank Service Charges	46.00
Cleaning Supplies	4.38
Education	200.00
Insurance Expense	3,614.02
License	271.00
Linnen & Uniforms	606.43
Meals and Entertainment	72.11
Membership	124.00
Office Supplies	421.98
Other Misc	-1,200.11
Outside Service	69.00
Payroll Expenses	
Payroll-Salaries	17,840.76
Payroll - Officer	8,218.50
Payroll Service	522.00
Payroll Taxes	10,238.41
Payroll Expenses - Other	3,075.24
Total Payroll Expenses	39,894.91

KOSHER TABLE, INC
Profit & Loss
January 1 through May 22, 2024

	Jan 1 - May 22, 24
Pest Control	2,000.00
Professional Fees	4,397.98
Rent Expense	23,135.00
Repairs and Maintenance	4,089.79
Shipping & Postage	263.24
Software	99.50
Telephone & Internet	724.54
Utilities	
Gas	5,746.84
Waste Disposal	1,309.79
Water & Power	5,917.84
Total Utilities	12,974.47
Total Expense	96,556.14
Net Ordinary Income	12,186.08
Net Income	**12,186.08**

KOSHER TABLE, INC
Balance Sheet
As of May 22, 2024

	May 22, 24
ASSETS	
Current Assets	
Checking/Savings	
Petty Cash	7,227.82
US Bank Reg Checking-0363	-4,086.07
Total Checking/Savings	3,141.75
Accounts Receivable	
Accounts Receivable	66,592.88
Total Accounts Receivable	66,592.88
Other Current Assets	
Loan To / (From) A.C	-24,836.54
Undeposited Funds	11,731.22
Total Other Current Assets	-13,105.32
Total Current Assets	56,629.31
Fixed Assets	
Furniture and Equipment	59,000.00
Total Fixed Assets	59,000.00
Other Assets	
AR Zero-out Cash Basis	376.00
Total Other Assets	376.00
TOTAL ASSETS	**116,005.31**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	28,423.96
Total Accounts Payable	28,423.96
Credit Cards	
APPLE CARD	10,399.19
Total Credit Cards	10,399.19
Other Current Liabilities	
AP Zero-out Cash Basis(don't us	12,656.15
Loan Payable to A.Cohen	66,781.74
Total Other Current Liabilities	79,437.89
Total Current Liabilities	118,261.04
Total Liabilities	118,261.04
Equity	
Capital Stock	-1,000.00
Retained Earnings	-13,441.81
Net Income	12,186.08
Total Equity	-2,255.73
TOTAL LIABILITIES & EQUITY	**116,005.31**

KOSHER TABLE, INC
Statement of Cash Flows
January 1 through May 22, 2024

	Jan 1 - May 22, 24
OPERATING ACTIVITIES	
Net Income	12,186.08
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Accounts Receivable	-41,980.49
Loan To / (From) A.C	24,836.54
Accounts Payable	6,279.23
APPLE CARD	4,426.42
Net cash provided by Operating Activities	5,747.78
Net cash increase for period	5,747.78
Cash at beginning of period	9,125.19
Cash at end of period	**14,872.97**